Exhibit 1

FOR IMMEDIATE RELEASE - CALGARY, ALBERTA

JANUARY 2, 2003

BAYTEX ENERGY LTD. ANNOUNCES RENEWAL OF NORMAL COURSE ISSUER BID

Baytex Energy Ltd. announced today that it is renewing its normal course issuer bid.  The normal course issuer bid will allow for the purchase and cancellation up to 5,200,000 of its Common Shares, representing approximately 10% of its public float.  Baytex currently has 52,818,907 Common Shares issued and outstanding.  Purchases by Baytex under this normal course issuer bid can commence on January 6, 2003 and will end no later than January 5, 2004.

Baytex will pay the market price for its Common Shares on the TSX at the time of the acquisition and no purchases will be made other than by means of open market transactions during the period the normal course issuer bid is outstanding.  In the past 12 months, Baytex acquired 9,200 of its Common Shares through its prior normal course issuer bid at an average price of $6.03 per share.  Purchases will be effected through the facilities of the TSX.

The board of directors of the Corporation believes that the current market price of the Common Shares does not reflect the growth in the Corporation’s reserves, production and cash flow during 2002.  The board of directors have thus concluded that the purchase of Common Shares under the Issuer Bid is an appropriate use of the Corporation’s funds and is in the best interests of the Corporation.  All Common Shares purchased by the Corporation will be cancelled, thereby increasing the respective proportionate Common Share interest of all remaining Common Shareholders on a pro rata basis.  The Issuer Bid also affords an increased degree of liquidity to those of the Corporation’s Shareholders who elect to dispose of their Common Shares.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dale Shwed, President and C.E.O.

Telephone: (403) 750-1241

Ray Chan, Senior Vice-President and C.F.O.

Telephone: (403) 267-0715

Website: www.baytex.ab.ca